1Q26 Earnings Release May 2026

1Q26 Highlights

Gross Loan Portfolio[1]

R$50bn +33% YoY growth

ROE

+15.5% +263 Basis Points YoY



Total Clients
Net Income
26.3
27.8
29.4
30.4
31.7
33.3
34.9
36.1
37.7
39.3
41.3
43.1
44.0
11
49
91
151
183
206
243
275
287
315
336
374
395
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26

Note: Definitions are in the Appendix section of this Earnings Presentation. **Note 1**: : Loans and advancements to costumers, gross of provision expenses.

1

From Global CEO João Vitor MeninCEO Letter 2 We began 2026 with remarkable achievements driven by robust performance metrics and cutting- edge innovation. Our 1Q26 results reaffirm our commitment to sustainable, profitable growth, executed with discipline and guided by a clear vision to transform financial services through technology with a complete ecosystem and our Inter by Design model. We are proud to introduce Seven, our advanced multi-agent AI tool designed to elevate Inter clients’ experiences. With Seven, clients gain access to seamless, conversational interactions where they can ask questions, explore products and services, make informed credit and investment decisions, and complete transactions effortlessly. By adopting an AI “agentic-centric” approach, we are redefining how financial services are delivered, fostering trust through every interaction, and further positioning Inter as a leader in digital transformation. AI has quickly become integral to our operations, enhancing both products and processes. These innovations have driven significant progress, boosting a 33% year-over-year growth in our credit portfolio, a pace more than three times the Brazilian market. This remarkable growth reflects the strength and diversity of our hyper-personalized offerings, including payroll loans, real estate financing, and credit cards, as well as our steadfast commitment to client-centric solutions. The results of our disciplined execution are evident. In 1Q26, we delivered a net profit of R$395 million, an ongoing improvement in ROE to 15.5%, and a Return on Tangible Equity (ROTE) nearing 20%. Additionally, we achieved significant efficiency gains, with our efficiency ratio improving to 43%, reflecting our ability to balance growth with operational excellence. These milestones demonstrate our ability to achieve growth with a diversified approach and robust risk management, ensuring asset quality even amid a challenging macro environment. We are excited to welcome investors to our 2026 Owner’s Day on May 11th at Nasdaq in New York. This event will offer a valuable opportunity to explore Inter’s strategic roadmap and showcase our ambitions to lead through innovation, expand our footprint, and deliver sustainable growth and profitability. Our team has carefully prepared an exceptional presentation to provide deeper and updated perspectives on how we are shaping the future of financial services. We look forward to connecting with you, discussing our vision, and continuing this journey together as we drive meaningful impact and long-term value creation. Inter&Co Global CEO João Vitor Menin

Strategic Update 3 Portfolio & Funding NIM & Fees Growth & Innovation Activation & Engagement Net Income & ROE • Loan portfolio growth of 33% YoY, 3x the Brazilian market • Funding reached R$74 billion, + 25% YoY and 64% of CDI cost of funding • Net revenue increased by 33% YoY, driven by robust credit growth • NIM 2.0 expanded 70 bps YoY • Added 4.2 million net new active clients in 12 months • Launched Seven, our multi-agent AI tool • Record activation rate of 58.6%, with over 20 million logins per day • Run-rate TPV of R$1.7 trillion, with Pix market share of approximately 9% • Record R$395 million in 1Q26 • ROE reached a 15.5% mark in 1Q26 inter

Quarter Highlights

	1Q26	4Q25	1Q25	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**44.0**	43.1	37.7	+2.1%	+16.7%
Active Clients mm	**25.8**	25.0	21.6	+3.3%	+19.6%
Gross ARPAC R$	**57.0**	58.5	50.0	-2.5%	+14.0%
CTS R$	**13.1**	13.8	13.1	-5.5%	-0.5%
Income Statement					
Total Gross Revenue R$ mm	**4,346**	4,294	3,162	+1.2%	+37.5%
Net Revenue R$ mm	**2,441**	2,398	1,838	+1.8%	+32.8%
Earnings Before Tax R$ mm	**477**	465	358	+2.6%	+33.4%
Net Income Incl. Minority Int. R$ mm	**418**	402	307	+3.8%	+36.1%
Net Income R$ mm	**395**	374	287	+5.4%	+37.8%
Balance Sheet & Capital					
Funding R$ bn	**74.1**	72.9	59.1	+1.6%	+25.4%
Shareholders' Equity R$ bn	**10.4**	10.4	9.0	+0.2%	+15.5%
Basel Ratio %	**14.0%**	14.4%	14.7%	-0.5p.p.	-0.7p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**427**	462	342	-7.6%	+25.0%
GMV R$ mm	**1,215**	1,494	1,282	-18.6%	-5.2%
AuC R$ bn	**184**	180	146	+2.3%	+25.9%
Asset Quality					
NPL > 90 days	**5.1%**	4.7%	4.6%	+0.4 p.p.	+0.5p.p.
NPL 15-90 days	**4.6%**	4.0%	4.3%	+0.6 p.p.	+0.3p.p.
Coverage Ratio %	**137%**	141%	143%	-4.1p.p.	-5.2p.p.
Performance KPIs					
NIM 2.0 - IEP Only %	**9.5%**	9.6%	8.8%	-0.0p.p.	+0.7p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.6%**	5.9%	5.5%	-0.3p.p.	+0.1p.p.
Cost of Funding % of CDI	**64.1%**	65.6%	63.8%	-1.4 p.p.	+0.3p.p.
Fee Income Ratio %	**22.9%**	24.1%	25.9%	-1.2p.p.	-2.9 p.p.
Efficiency Ratio %	**43.8%**	45.5%	48.3%	-1.7p.p.	-4.5p.p.
ROE Incl. Minority Int. %	**16.1%**	15.9%	13.6%	+0.1p.p.	+2.5p.p.
ROE %	**15.5%**	15.1%	12.9%	+0.4 p.p.	+2.6 p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix
4

In 1Q26, with a record activation rate of 58.6%, we welcomed 0.8 million new active clients, bringing the total to 4.2 million new active clients over the past 12 months, consistent with prior year. Growth in the quarter reflects seasonality as well as our careful approach to higher engagement with enhancements in our onboarding process and a more efficient activation journey, driving faster CAC payback. We achieved an average of 20.8 million daily logins in 1Q26, an impressive rise from 17.2 million in 1Q25, further demonstrating the growing connection between Inter and our clients. Increasing client activity is also reflected in transaction volumes, with a record number of 30 million financial transactions processed daily, up from 17 million in March 2025. These numbers reinforce the trust our clients place in Inter to meet their everyday financial needs, further strengthening their reliance on our platform. TPV growth continues to surpass client growth, demonstrating higher engagement in transactions. In 1Q26, we processed R$427 billion in transactions across Pix, debit, and credit cards. Pix continued to stand out as the leading payment method, with a 26% growth YoY, reflecting in another increase in our Pix market share to approximately 9%. Credit card TPV also presented solid growth of 20% YoY, a result of our success segmentation implemented last year, with now a total of 1 million credit card clients across our segments Win, Prime and One. Our ability to deliver a consistent and superior client experience is also showcased by our industry-leading Net Promoter Score (NPS) of 85, which reflects both the satisfaction and loyalty of our client base. Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix logins per day2 vs. 17.2mm in Mar/25 fin. transactions per day3 vs. 17mm in Mar/25 85 NPS1 Excellence zone 20.8mm 30mm 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 57.9% 58.0% 58.6% 17.4 18.4 19.5 20.6 21.6 22.7 23.9 25.0 25.8 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 4 1.0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Active Clients QoQ YoY +2% +17% +3% +20% +67 bps +140 bps Total Clients In millions 11.9 12.3 12.9 14.1 13.7 14.5 15.5 16.8 16.5 11.3 12.0 12.6 13.7 13.0 13.5 14.0 15.8 14.3 234 266 294 337 315 346 383 430 396 257 290 320 364 342 374 412 462 427 - 2 0. 0 4 0. 0 6 0. 0 8 0. 0 10 0. 0 12 0. 0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Cards + Pix TPV4 In R$ billions YoY +25% Total +26% Pix +8% Debit +20% Credit Note: Definitions are in the Appendix section of this Earnings Release. Note 1: As March/2026. Note 2: The login volume used in this calculation was based on the average of total logins per day of March/26 and March/25. Note 3: March/26. Note 4: Scale of PIX volume was reduced to fit on page. 5 Unit Economics

0 10 20 30 40 50 60 70 80 90 100 110 12 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 17.8 18.1 18.7 19.6 18.2 19.1 20.2 21.2 21.0 30.1 30.4 32.5 33.6 31.4 32.3 33.2 35.1 34.1 12.4 12.3 13.8 14.0 13.1 13.1 13.1 13.8 13.1 45.2 44.7 47.2 49.3 50.0 53.7 56.8 58.5 57.0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Serve Gross ARPAC ARPAC and CTS Evolution In R$, monthly Note: Definitions are in the Appendix section of this Earnings Release. Gross ARPAC By Cohort In R$, monthly Quarters of Relationship 6 Higher activation and engagement levels continue to fuel revenue growth across both newer and more mature client cohorts, as demonstrated by our cohort analysis. Mature cohorts recorded gross ARPAC of R$133, highlighting the strength, resilience, and long-term value of our client relationships.R$57 Avg. Gross ARPAC R$133 Mature Gross ARPAC Net ARPAC reached R$34.1 in 1Q26, impacted by seasonality of the first quarter, improving the YoY growth trend to 9%. We expect quarterly increases in ARPAC to resume in 2Q26 with credit penetration growth boosted by, enhanced client targeting, improved user experience, and leveraging hyper-personalization. One of the positive highlights of the 1Q26 is our continuing pursuit of efficiency, reflected by a CTS decrease to R$13.1, sustaining net margin per active client to R$21.0, a 15% improvement YoY. 1Q26 1Q21 Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Unit Economics

Loan Portfolio

In 1Q26, our diversified loan portfolio grew by an impressive 33% YoY, driven by consistent market share gains across key segments. This growth was more than three times the pace of the Brazilian market during the same period.

Key highlights include private payroll loans, which reached R$2.5 billion through a highly scalable, low-cost, and collateralized model, as well as mortgages, which expanded by 42% YoY, solidifying our position in real estate financing. Credit card grew by 27%, supported by enhanced underwriting models, new customer segmentation, and a focus on improving profitability. Meanwhile, the reduction in SMB lending reflects our strategy to prioritize higher-ROE products by decreasing our allocation to short-term, low-spread supply chain finance.

This diverse growth across our product mix underscores the success of our strategy in delivering tailored, scalable credit solutions, capturing growing opportunities while maintaining robust risk control.

Loan Portfolio & Loan per active client
In R$ billion & in R$ thousands



1.77
1.79
1.73
1.73
1.73
1.77
1.83
1.93
1.93
Loans per Active Client¹
Total
SMBs²
Credit Card
Payroll + Personal³
Home Equity⁴
Mortgage⁵
30.9
4.2; 13.6%
10.1; 32.8%
7.4; 24.1%
2.5; 8.1%
6.6; 21.5%
33.0
5.2; 15.8%
10.5; 31.9%
7.6; 22.9%
2.8; 8.4%
6.9; 21.0%
33.7
4.7; 13.8%
10.8; 32.0%
8.0; 23.7%
3.1; 9.3%
7.1; 21.2%
35.6
4.3; 12.1%
11.8; 33.1%
8.2; 23.1%
3.4; 9.7%
7.8; 21.9%
37.4
4.0; 10.8%
12.3; 32.8%
8.9; 23.8%
3.6; 9.6%
8.6; 23.0%
40.2
4.0; 9.9%
13.0; 32.3%
10.0; 24.7%
3.8; 9.5%
9.5; 23.6%
43.8
4.3; 9.7%
14.0; 31.9%
11.1; 25.3%
4.2; 9.5%
10.4; 23.7%
48.3
4.7; 9.7%
15.3; 31.6%
12.1; 25.1%
4.6; 9.6%
11.5; 23.9%
49.8
4.1; 8.3%
15.6; 31.3%
12.8; 25.6%
5.1; 10.3%
12.2; 24.5%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26

R$ millions

Gross Loan Portfolio	1Q26	4Q25	1Q25	Variation % ΔQoQ	Variation % ΔYoY
Real Estate	**17,331**	**16,195**	**12,200**	+7.0%	+42.1%
Home Equity	5,130	4,647	3,596	+10.4%	+42.7%
Mortgage	12,201	11,548	8,604	+6.8%	+46.1%
Personal	**12,777**	**12,114**	**8,910**	+5.5%	+43.4%
SMBs	**3,678**	**4,294**	**3,748**	-14.3%	-1.9%
Credit Cards	**15,604**	**15,262**	**12,252**	+2.2%	+27.4%
Agribusiness	**433**	**387**	**285**	+11.9%	+51.6%
Total	**49,822**	**48,251**	**37,395**	+3.3%	+33.2%

Note: Definitions are in the Appendix section of this Earnings Release. **Note 1**: Total gross loan portfolio divided by total active clients. **Note 2**: SMB includes Agribusiness loans. **Note 3**: Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS, Private Payroll, and other loans. **Note 4**: Home Equity includes both business and individuals' portfolio. **Note 5**: Excluding Home Equity.

Strategic Update | Quarter Highlights | Unit Economics | Loan Porfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 7

Asset Quality

As anticipated, asset quality metrics reflect the growing participation of Private Payroll loans in our credit portfolio. While the accelerated pace of portfolio growth has initially driven an increase in the cost of risk, these loans are secured, offered at higher rates, and structured with a scalable model. This gives us confidence in their long-term contribution to the credit portfolio's overall returns.

In 1Q26, we also observed seasonal impacts and effects of the credit cycle, marked by a marginal increase in credit card NPLs 15-90 days, as projected by our credit team. Notably, this increase has been accompanied by greater contributions to interest revenue, as our strategy to reshape the credit card portfolio progresses. The ratio of the interest-earning portfolio to transactional accounts continues to grow, supported by installments and Pix-financed transactions. Overall, credit risk remains aligned with our credit expansion strategy, reinforcing our commitment to balanced, sustainable and profitable growth.

NPLs[1]
In %



5.0%
5.0%
5.1%
4.9%
4.6%
4.6%
4.5%
4.7%
5.1%
4.6%
4.3%
4.1%
4.0%
4.3%
4.1%
4.1%
4.0%
4.6%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
NPL 15 to 90 days
NPL > 90 days

NPL and Stage 3 Formation
In %



1.55% 1.67% 1.87% 1.85% 1.66% 1.60% 1.65% 1.95% 1.99%
1.52% 1.65% 1.65% 1.23% 1.21% 1.52% 1.46% 1.62% 1.69%
1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26
NPL Formation
Stage 3 Formation

Credit Cards NPL 90 days per cohort[2]
In %



4Q25
4Q21
3 4 5 6 7 8 9 10 11 12

All-in Cost of Risk[3] & Coverage Ratio[4]
In %



4.9% 4.7% 4.9% 4.8% 4.6% 5.0% 5.4% 5.3% 5.6%
Cost of Risk
4.6% 4.7% 5.2% 5.0% 5.1%
Cost of Risk Excl. Private Payroll
133% 130% 130% 136% 143% 143% 146% 141% 137%
Coverage Ratio
1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26

Note: Definitions are in the Appendix section of this Earnings Release. **Note 1**: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. **Note 2**: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 3**: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. **Note 4**: Considering "Provision for expected credit losses on loan commitments"

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix
8

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits. Note 5: Total loans/Total funding. Cost of Funding In %, annualized 9 Our highly diversified deposit levels contribute to one of the most competitive funding costs in the market, reaching 64% of CDI in 1Q26. This strong performance is particularly notable given the elevated SELIC rate in Brazil, highlighting the strength and efficiency of our funding franchise, a direct function of our complete ecosystem. 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 9.5% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 64.1%64.0% 64.3% 62.4% 64.2% 65.9% 67.0% 65.1% 67.7% 65.2% 2.0% 7.0% 12.0% 17.0% 22.0% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 QoQ YoY -2.5 p.p. -0.7 p.p. Cost of Funding as % of CDI (business days normalized) -1.4 p.p. +0.3 p.p. Cost of Funding as % of CDI -0.0 p.p. +1.9 p.p. Average Daily CDI Rate -0.2 p.p. +1.3 p.p. Cost of Funding 13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 18.4; 27% 20.2; 28% 19.1; 26% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 30.9; 45% 32.4; 44% 33.1; 45% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 12.2; 18% 14.1; 19% 15.0; 20% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 6.4; 9% 6.1; 8% 6.9; 9% 43.8 47.8 50.3 55.1 59.1 62.2 67.9 72.9 74.1 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Funding & Funding per Active Clients In R$ billions & in R$ thousand Our platform delivered another strong quarter of funding growth, reaching R$74 billion in total deposits, +25% YoY. This performance was driven by time deposits, which grew 32% YoY. My Piggy Bank continues to play a crucial role in this segment, with R$9.4 billion invested by over 5 million clients, showcasing the impressive power of the product, driving client financial education as well as engagement. Transactional deposits continues to represent a relevant part of total deposits, with a 16% YoY growth with QoQ reflecting seasonal effects. 1.77 1.85 1.90 1.98 1.93 1.96 2.06 2.11 2.02 1 .70 1 .80 1 .90 2 .0 2 .10 2 .20 QoQ YoY +1.1 p.p. +4.0 p.p. Loans to Deposits Ratio⁵ -4% +5% Deposits per Active Client¹ +2% +25% Total Funding +12% +1% Other² +6% +40% Securities Issued +2% +32% Time Deposits³ -5% +16% Transactional Deposits⁴ 70% 69% 67% 65% 63% 65% 65% 66% 67% 6 0% 6 5% 7 0% 7 5% 8 0% Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Funding

Financial Performance

Our diversified revenue mix continues to strengthen our results. In 1Q26, we generated gross revenues of R$4.3 billion and net revenues of R$2.4 billion, growing 38% and 33% YoY, respectively.

Net interest income growth was driven by the evolution of our credit mix, with strong Private Payroll loan growth, and improved Credit Card interest earnings. Net fee income grew 18% YoY was led by interchange, investment fees, and insurance, expanding in line with our client growth rate.

R$4.3bn
Gross Revenue

R$2.4bn
Net Revenue

Revenue
In R$ millions



QoQ
YoY
2,291
2,404
2,684
2,963
3,162
3,567
3,977
4,294
4,346
+1%
+37%
Total Gross Revenue
1,401
1,479
1,676
1,844
1,838
2,003
2,162
2,398
2,441
+2%
+33%
Total Net Revenue
-3%
+18%
Net Fee Revenue
+3%
+38%
Net Interest Income
409; 29%
437; 30%
512; 31%
586; 32%
475; 26%
534; 27%
539; 25%
579; 24%
559; 23%
992; 71%
1,042; 70%
1,164; 69%
1,258; 68%
1,363; 74%
1,470; 73%
1,623; 75%
1,819; 76%
1,882; 77%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26

R$ millions	1Q26	4Q25	1Q25	Variation % ΔQoQ	Variation % ΔYoY
Total Revenues					
Interest income incl. loan hedge results	**2,597**	2,486	1,739	+4.5%	+49.4%
Income from securities, derivatives and FX excl. loan hedge results	**1,036**	1.053	803	-1.6%	+29.1%
Revenues from services and commissions	**604**	663	564	-8.8%	+7.1%
Other revenues	**109**	92	56	+19.0%	+94.2%
Total gross revenue	**4,346**	**4,294**	**3,162**	+1.2%	+37.5%
Interest expenses	**(1,751)**	(1,720)	(1,179)	+1.8%	+48.6%
Expenses from services and commissions	**(46)**	(52)	(41)	-11.3%	+12.1%
Cashback expenses	**(54)**	(72)	(68)	-24.0%	-20.1%
Inter Loop	**(53)**	(52)	(36)	+2.8%	+48.7%
Total net revenue	**2,441**	**2,398**	**1,838**	+1.8%	+32.8%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 10

11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 5.8% 4.3% 3.2% 6.0% 8.4% 3.8% 2.5% 2.4% 7.9% 1.0% 3. 0% 5. 0% 7. 0% 9. 0% 11.0% 13. 0% 15. 0% Financial Performance Note: Definitions are in the Appendix section of this Earnings Release. Note 1: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Note 2: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. 11 Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Our NIM 2.0 grew 70 bps YoY and was the second best on record, as a result of the repricing, the increase in Private Payroll Loans, and credit card interest income. In the quarter, the flat NIM was a result of shorter number of days compared to 4Q25. NIM after cost of risk reflects the rapid change in credit mix, with the growing Private Payroll Loan portfolio and upfront provisioning effect, as well as a seasonal impact observed in the credit card portfolio. NIM1 In % 8.22% 8.24% 8.68% 8.74% 8.84% 9.07% 9.28% 9.57% 9.54% 4.81% 4.91% 5.16% 5.30% 5.51% 5.56% 5.62% 5.92% 5.58% 3 .0 0% 4 .0 0% 5 .0 0% 6 .0 0% 7 .0 0% 8 .0 0% 9 .0 0% 10 .0 0% 1 .0 0% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 NIM 2.0 NIM 2.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Maintaining cost discipline remains a priority at Inter, as total expenses grew by 20% YoY in 1Q26, compared to a 33% revenue expansion in the same period. Headcount has remained stable at approximately 4.0 thousand employees with a more senior team and profit sharing leading the increase of 21% YoY. Depreciation and amortization (D&A) grew 38% YoY, primarily due to the amortization of prior investments in Core Banking and the Super App. D&A is expected to rise in line with new projects going live, while intangibles of total assets continues the downward trend as we scale. The 17% decrease in administrative expenses in the quarter is a result of mentioned one-off effect in 4Q25 related to Interpag. QoQ YoY -2% +20% Total -17% +38% D&A -9% +21% Personnel +5% +17% Adm.395; 63% 403; 61% 475; 60% 496; 59% 528; 64% 540; 62% 543; 60% 589; 58% 618; 62% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 257; 29% 285; 31% 313; 31% 285; 29% 42; 7% 53; 8% 53; 7% 61; 7% 67; 8% 77; 9% 85; 9% 112; 11% 93; 9% 628 660 787 841 831 873 913 1,015 996 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Expenses Breakdown2 In R$ millions

Efficiency Ratio1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Excluding taxes on interest on won capital. Note 2: Revenues minus taxes on interest on won capital. R$ millions 1Q26 4Q25 1Q25 ∆QoQ ∆YoY Total expenses (996) (1,014) (830) -1.8% +19.9% Personnel expenses (285) (313) (235) -9.1% +21.2% Depreciation and amortization (93) (112) (67) -16.7% +38.4% Administrative expenses (618) (589) (528) +4.9% +17.0% Total net revenues 2,254 2,172 1,702 +3.8% +32.5% Net interest income and income from securities, derivatives and FX 1,882 1,819 1,363 +3.4% +38.1% Net result from services and commissions 450 487 419 -7.6% +7.4% Other revenues 109 92 56 +19.0% +94.2% Tax expenses (187) (225) (136) -17.3% +37.1% Efficiency Ratio Incluiding IOC Taxes Expenses 44.2% 46.7% 48.8% -2.5 p.p. -4.6 p.p. IOC adjusted total net revenues 2,275 2,230 1,720 +2.0% +32.3% Total net revenues 2,254 2,172 1,702 +3.8% +32.5% Variation % Revenue vs. Expenses index in a 100 basis 12 Inter Pag acquisition (-) Taxes on interest on own capital (21) (58) (18) -63.5% +15.2% Efficiency Ratio 43.8% 45.5% 48.3% -1.7 p.p. -4.5 p.p. Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix In 1Q26, our efficiency ratio reached 43.8%, reflecting our commitment to cost discipline, as efficiency gains continued to accelerate. We expect the gap between net revenue and expenses to continue to expand through continuous operational improvements and accelerated revenue growth. 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.4% 48.5% 48.3% 47.1% 45.2% 45.5% 43.8% 4 0. 0% 4 5. 0% 5 0. 0% 5 5. 0% 6 0. 0% 6 5. 0% 7 0. 0% 1Q 23 2Q2 3 3Q 23 4Q23 1Q 24 2Q2 4 3Q 24 4Q24 1Q 25 2Q2 5 3Q 25 4Q25 1Q 26 100 97 103105 105 111 132141 139147 153 170167 113 124 128 138 145 163 181 180 194 212 234238 1Q 23 2Q2 3 3Q 23 4Q23 1Q 24 2Q2 4 3Q 24 4Q24 1Q 25 2Q2 5 3Q 25 4Q25 1Q 26 Personnel & A dminis trative Expens es Net Revenue IOC adjus ted2 Financial Performance

Financial Performance

We delivered a record net income of R$395 million in 1Q26, a significant increase from R$287 million in 1Q25, with a continued improvement in our annual ROE, reaching 15.5% in 1Q26. A new metric we added this quarter is our return on tangible equity, ROTE, which reached a record level close to 20%.

These results underscore our strong momentum, driven by disciplined execution and a commitment to sustainable growth and profitability.

Net Income & ROE
In R$ millions & In %


ROTE
0.8% 3.3% 6.2% 10.0% 11.3% 12.1% 14.1% 15.7% 16.3% 17.6% 17.9% 18.9% 19.4%
ROE
0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 15.5%
Net Income
11 49 91 151 183 206 243 275 287 315 336 374 395
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26
24 64 104 160 195 223 260 295 307 332 356 402 418
Net Income Including Minority Interest
1.4% 3.6% 5.7% 8.5% 9.7% 10.4% 11.9% 13.2% 13.6% 14.4% 14.8% 15.9% 16.1%
ROE Including Minority Interest

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix
13

14.7% 14.4% 13.3% 12.0% 11.6% 0.6% 0.6% 1.3% 1.3% 1.8% 1.9% 15.7% 14.6% 14.4% 14.0% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 10 .0% 12 .0% 14 .0% 16 .0% 18 .0% 1Q25 2Q25 3Q25 4Q25 1Q26 Our capital base remains robust, sustained through an ROE-driven underwriting framework focused on maximizing returns on capital allocation. To further optimize our corporate structure, we continue to increase our capital base at the holding level, which now holds excess capital of R$2.1 billion in 1Q26. At the banking level (Banco Inter S.A.), the Basel ratio stood at 14% in March 2026. On April 8th, Banco Inter S.A. successfully issued R$300 million in “Letras Financeiras”, Subordinated Notes, which will form part of the Capital of Banco Inter’s Reference Equity. We estimate an impact of +0.7 p.p. on its Basel Ratio4. Loan Portfolio Growth QoQ RWA Growth QoQ RWA & Basel Ratio In R$ millions & In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Additional and minimum tier 1 capital requirements. Note 4: Considering Basel Ratio of 14.0%. 8% 2% 7% 8% 1% 5% 8% 9% 10% 3% -3% 2% 7% 12% 3.8 3.8 1.6 1.6 2.1 5.5 7.6 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inte r Inter&Co Excess Capital Inter&Co1 14 Tier 1 Core Capital Tier 2 Additional Capital Basel Ratio Tier I Capital In R$ billions 38% Variation % 1Q26 4Q25 1Q25 ∆QoQ ∆YoY Basel Ratio Reference Equity (RE) 6,327 6,443 5,262 -1.8% +20.2% Risk-Weighted Asset (RWA) 45,246 44,601 37,584 +1.4% +20.4% Basel Ratio (RE/RWA) 14.0% 14.4% 14.7% -0.4p.p. -0.7p.p. Tier I Capital (TI) 5,490 5,636 5,523 -2.5% -0.6% Risk-Weighted Asset (RWA) 45,246 44,601 37,584 +1.4% +20.4% Tier I Capital Ratio (TI/RWA) 12.1% 12.6% 14.7% -0.5p.p. -2.6p.p. Tier 1 Perpetual Basel Ratio - Banco Inter S.A. In % Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Capital

Appendix

inter

Balance Sheet

R$ millions

	03/31/2026	12/31/2025	03/31/2025	Variation % ΔQoQ	Variation % ΔYoY
Balance Sheet					
Assets					
Cash and equivalents	4,297	3,802	1,459	+13.0%	+194.6%
Amounts due from financial institutions	4,757	4,600	6,595	+3.4%	-27.9%
Compulsory deposits	7,888	7,868	5,648	+0.3%	+39.6%
Securities	27,341	29,010	24,703	-5.8%	+10.7%
Derivative financial instruments	32	59	8	-46.5%	+286.5%
Net loans and advances to customers	46,485	45,251	35,088	+2.7%	+32.5%
Property and equipment	364	381	359	-4.7%	+1.2%
Intangible assets	2,100	2,024	1,926	+3.8%	+9.1%
Deferred tax assets	1,917	1,789	1,849	+7.1%	+3.7%
Other assets	3,890	3,450	2,655	+12.7%	+46.5%
Total assets	**99,070**	**98,612**	**80,559**	**+0.5%**	**+23.0%**
Liabilities					
Deposits from customers	54,151	54,883	43,648	-1.3%	+24.1%
Deposits from banks	15,730	14,586	13,808	+7.8%	+13.9%
Securities issued	14,999	14,127	10,698	+6.2%	+40.2%
Derivative financial liabilities	70	54	6	+29.9%	+1099.4%
Other liabilities	2,400	2,629	2,195	-8.7%	+9.3%
Total Liabilities	**88,656**	**88,219**	**71,546**	**+0.5%**	**+23.9%**
Equity					
Equity attributable to owners of the Company	10,195	10,170	8,901	+0.2%	+14.5%
Non-controlling interest	219	223	112	-2.1%	+94.8%
Total shareholder's equity	**10,414**	**10,393**	**9,013**	**+0.2%**	**+15.5%**
Total liabilities and equity	**99,070**	**98,612**	**80,559**	+0.5%	+23.0%

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 15

Appendix

Income Statement

R$ millions

Income Statement	1Q26	4Q25	1Q25	Variation % ΔQoQ	Variation % ΔYoY
Interest income	2,569	2,477	1,807	+3.7%	+42.2%
Interest expenses	(1,751)	(1,720)	(1,179)	+1.8%	+48.6%
Income from securities, derivatives and foreign exchange	1,064	1,062	735	+0.1%	+44.8%
Net interest income and income from securities, derivatives and foreign exchange	**1,882**	**1,819**	**1,363**	**+3.4%**	**+38.1%**
Revenues from services and commissions	496	539	460	-7.9%	+7.9%
Expenses from services and commissions	(46)	(52)	(41)	-11.3%	+12.1%
Other revenues	109	92	56	+19.0%	+94.2%
Revenue	**2,441**	**2,398**	**1,838**	**+1.8%**	**+32.8%**
Impairment losses on financial assets	(781)	(693)	(514)	+12.8%	+52.1%
Net result of losses	**1,660**	**1,705**	**1,324**	**-2.7%**	**+25.3%**
Administrative expenses	(618)	(589)	(528)	+4.9%	+17.0%
Personnel expenses	(285)	(313)	(235)	-9.1%	+21.2%
Tax expenses	(187)	(225)	(136)	-17.3%	+37.1%
Depreciation and amortization	(93)	(112)	(67)	-16.7%	+38.4%
Profit before income tax	**477**	**465**	**358**	**+2.6%**	**+33.4%**
Income tax and social contribution	(60)	(63)	(51)	-5.2%	+17.4%
Net income from controlling and non-controlling interests	418	402	307	+3.8%	+36.1%
Non-controlling interest	(23)	(28)	(20)	-18.6%	+12.3%
Net income	**395**	**374**	**287**	**+5.4%**	**+37.8%**

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 16

Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Basel ratio: Referential equity Risk weighted assets Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. 17 Non-IFRS measures and KPIs Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Appendix

Appendix

Non-IFRS measures and KPIs

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter x 63}}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural} \\ \text{receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Rural} \\ \text{product bill + Debentures (Amortized cost) + Investment fund quotas + Certificates of real estate receivables +} \\ \text{Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills} \\ \text{+ Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income + Net result from services and comissions + Other revenue} - \\ \text{Tax expenses + Taxes on interest on own capital}\end{array}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions + Other revenue}}{\text{Net Interest Income + Net result from services and comissions + Other revenue} - \text{Tax expense}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 18

Funding: Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Global Clients: Includes Brazilian Global Account clients, US clients and international investors. Gross loan portfolio: Loans and Advance to Customers + Loans to financial institutions Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus. Gross take rate: Inter Shop gross revenue GMV Loan portfolio: "Loans and Advance to Customers", gross of provision for expected losses Margin per active client gross of interest expenses: ARPAC gross of interest expenses – Cost to Serve Margin per active client net of interest expenses: ARPAC net of interest expenses – Cost to Serve Net fee income: Net result from services and commissions + Other Revenue + Revenue foreign Exchange Net interest income: Interest Income + Interest Expenses + Income from securities + Income from derivatives Net revenue: Net interest income + Net fee income Net take rate: Inter Shop net revenue GMV Net revenue IOC adjusted: Net interest income + Net fee income + Taxes on interest on own Capital 19 Non-IFRS measures and KPIs Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Appendix

Appendix

Non-IFRS measures and KPIs

NIM 2.0 - IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\begin{array}{c}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents } + \text{ Amounts due from financial institutions,} \\ \text{net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for} \\ \text{expected losses + Derivative financial assets } + \text{ Loans and advances to customers, net of provisions for expected} \\ \text{credit losses − Interbank deposits)}\end{array}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\begin{array}{c}\text{Overdue balance higher than 90 days in the current quarter − Overdue balance higher than 90 days inthe} \\ \text{previous quarter } + \text{Write} - \text{off change in the current quarter}\end{array}}{\text{Total loans and advance to customers in the previous quarter}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{\text{(Profit / (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Return on Average Tangible Equity (ROTE):

$$\frac{\text{(Profit (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity} - \text{intangible assets}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} \\ - \text{Impairment losses on financial assets}\end{array}}$$

Risk-Adjusted NIM 2.0:

$$\frac{\text{(Net interest income and income from securities, derivatives and foreign exchange} - \text{Impairment losses on financial assets) x 4}}{\begin{array}{c}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents } + \text{ Amounts due from financial institutions, net of} \\ \text{provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses +} \\ \text{Derivative financial assets } + \text{ Loans and advances to customers, net of provisions for, expected credit losses} \\ \text{− Interbank deposits} - \text{Credit card transactor portfolio)}\end{array}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives − Income from derivatives

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 20

Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue 21 Non-IFRS measures and KPIs Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Appendix

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to- serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 22 Disclaimer Strategic Update Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix Appendix